Gaille Group
952 Echo Lane, Suite 115
Houston, Texas 77024

September 11, 2012

VIA FACSIMILE

Daniel Dror
601 Cien Street, Suite 235
Kemah, Texas 77565

Re: Letter of Resignation as President of Brenham Oil & Gas and American International Industries

Dear Daniel:

Effective immediately, I am hereby resigning as President of Brenham Oil & Gas and American International Industries. These resignations are due to my increasing responsibilities elsewhere. I will continue to serve as a Director of Brenham Oil & Gas and look forward to continuing our efforts to develop the company.

Once again, thank you for the great opportunity to serve AMIN and BRIIM in the capacity of President.

Best regards,

Scott Gaille

Scott